         UNITED STATES OF AMERICA
                Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of
                                                            AMENDED
NATIONAL FUEL GAS COMPANY                                TWENTY-SEVENTH
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File Nos. 70-7833 and 70-8651                               RULE 24

(Public Utility Holding Company Act of 1935)

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            In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company (“National”) authorizing National to acquire the common stock of National Fuel Resources, Inc. (“NFR”) (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit “A” is an Income Statement of NFR for the Twelve Months ended September 30, 1998. Also attached as Exhibit “B” is the Balance sheet of NFR as of September 30, 1998. In accordance with the terms of the Order dated February 12, 1997 issued to National and NFR permitting NFR to engage in energy marketing and/or brokering (File No. 70-8651, HCAR No. 35-26666), NFR hereby reports that it began participating in the following retail electric marketing/brokering activities during the quarter ended September 30, 1998: NFR began participating in the New York State Electric and Gas (NYSEG) Customer Advantage Program in August of 1998. The New York Public Service Commission order approving the Customer Advantage Program is in Docket 96-E0891, entered, July 24, 1998.

           This certificate amends and restates the previous Twenty-Seventh Rule 24 Certificate in File No. 70-7833 which was filed with the Securities and Exchange Commission on November 13, 1998.

           IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 20th day of February 2001.

                                      NATIONAL FUEL RESOURCES, INC.

                                      By:  /s/ W. M. Petmecky
                                         --------------------------------
                                         W. M. Petmecky
                                         Secretary / Treasurer

                                      NATIONAL FUEL GAS COMPANY

                                      By:  /s/ J. R. Peterson
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                                         J. R. Peterson
                                         Assistant Secretary